Exhibit 99.7

News release…

Date: 21 April 2004
Ref: PR366g

New iron ore agreement strengthens Rio Tinto’s China relationship

Rio Tinto Iron Ore and Shanghai Baosteel Group Corporation (Baosteel) have signed a Heads of Agreement for a new ten-year iron ore supply contract, beginning in 2006.

Under the terms of the agreement, Rio Tinto Iron Ore will supply up to seven million tonnes of products per year from Hamersley Iron and the Robe River Joint Venture.

The new supply arrangements are in addition to both the 10 million tonnes of iron ore that Hamersley will supply Baosteel each year under the BaoHI Ranges joint venture formed in 2002, and existing contracts with Robe River.

Rio Tinto Iron Ore chief executive Chris Renwick said the new supply agreement reflects the success of the BaoHI Ranges joint venture.

“When fully implemented, these arrangements together with existing commitments mean that Rio Tinto Iron Ore will supply the Shanghai Baosteel Group with around 20 million tonnes of iron ore per year over the long term,” said Mr Renwick.

“This strategic partnership will build on the existing close cooperation between our two companies and allow mutually beneficial commercial opportunities to be explored in the future.”

“We are very pleased to be able to extend our relationship further with Baosteel and look forward to assisting with its plans to expand its steel production capacity to meet China’s increasing demand.”

The agreement follows the official opening of the Hamersley Iron (54%) and Baosteel (46%) owned Eastern Range mine by the Federal Minister for Industry, Tourism and Resources, The Hon Ian Macfarlane MP, this week. The Eastern Range mine was developed at an initial cost of US$64 million.

Cont…/

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